FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 4, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

First quarter 2012 Results

Contents (continued)

Forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group's restructuring plans, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets (RWAs), return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; discretionary coupon and dividend payments; certain ring-fencing proposals; sustainability targets; the Group's future financial performance; the level and extent of future impairments and write-downs, including sovereign debt impairments; the protection provided by the Asset Protection Scheme (APS); and the Group's potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the ability to implement strategic plans on a timely basis, or at all, including the disposal of certain Non-Core assets and of certain assets and businesses required as part of the State Aid restructuring plan; organisational restructuring, including any adverse consequences of a failure to transfer, or delay in transferring, certain business assets and liabilities from RBS N.V. to RBS; the ability to access sufficient sources of liquidity and funding; deteriorations in borrower and counterparty credit quality; litigation, government and regulatory investigations including investigations relating to the setting of LIBOR and other interest rates; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the United States; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group's operations) in the United Kingdom, the United States and other countries in which the Group operates or a change in United Kingdom Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the implementation of recommendations made by the Independent Commission on Banking (ICB) and their potential implications; impairments of goodwill; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the Group; insurance claims; reputational risk; the ability to access the contingent capital arrangements with HM Treasury; the participation of the Group in the APS and the effect of the APS on the Group's financial and capital position; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group's activities as a result of HM Treasury's investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

The financial information on pages 6 to 62, prepared using the Group's accounting policies, shows the underlying performance of the Group on a managed basis which excludes certain one-off and other items. This information is provided to give a better understanding of the results of the Group's operations. Group operating profit on this basis excludes:

•	own credit adjustments;

•	Asset Protection Scheme;

•	Payment Protection Insurance (PPI) costs;

•	sovereign debt impairment;

•	amortisation of purchased intangible assets;

•	integration and restructuring costs;

•	gain on redemption of own debt;

•	strategic disposals;

•	bonus tax;

•	bank levy;

•	write-down of goodwill and other intangible assets; and

•	RFS Holdings minority interest (RFS MI).

Statutory results
The condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity and related notes presented on pages 63 to 90 inclusive are on a statutory basis. Reconciliations between the managed basis and statutory basis are included in Appendix 1.

Disposal groups
In accordance with IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations', in Q4 2011 the Group transferred the assets and liabilities relating to the planned disposal of its RBS England and Wales, and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK ('UK branch-based businesses'), to assets and liabilities of disposal groups.

Presentation of information (continued)

Restatements

Organisational change
In January 2012, the Group announced changes to its wholesale banking operations in light of a changed market and regulatory environment. The changes have seen the reorganisation of the Group's wholesale businesses into 'Markets' and 'International Banking' and the proposed exit and/or downsizing of selected activities. The changes will ensure the wholesale businesses continue to deliver against the Group's strategy.

The changes will include an exit from cash equities, corporate broking, equity capital markets and mergers and acquisitions advisory businesses. Significant reductions in balance sheet, funding requirements and cost base in the remaining wholesale businesses will be implemented

Revised allocation of Group Treasury costs
In the first quarter of 2012, the Group revised its allocation of funding and liquidity costs and capital for the new divisional structure as well as for a new methodology. The new methodology is designed to ensure that the allocated funding and liquidity costs more fully reflect each division's funding requirement.

Revised divisional return on equity ratios
For the purposes of divisional return on equity ratios, notional equity has been calculated as a percentage of the monthly average of divisional risk-weighted assets (RWAs), adjusted for capital deductions. Historically, notional equity was allocated at 9% of RWAs for the Retail & Commercial divisions and 10% of RWAs for Global Banking & Markets. This has been revised and 10% of RWAs is now applied to both the Retail & Commercial and Markets divisions.

Fair Value of own Debt and Derivative Liabilities
The Group had previously excluded changes in the fair value of own debt (FVOD) in presenting the underlying performance of the Group on a managed basis given it is a volatile non-cash item. To better align our managed view of performance, movements in the fair value of own derivative liabilities (FVDL), previously incorporated within Markets operating performance, are now combined with the movement in FVOD in a single measure, 'Own Credit Adjustments' (OCA). Group and Markets operating results have been adjusted to reflect this change which does not affect profit/(loss) before and after tax.

Comparatives have been restated accordingly. For further information on the restatements refer to the announcement dated 1 May 2012, available on www.rbs.com/ir.

Results summary

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Core
Total income (1)	6,862	5,999	7,678
Operating expenses (2)	(3,721)	(3,330)	(3,798)
Insurance net claims	(649)	(590)	(784)
Operating profit before impairment losses (3)	2,492	2,079	3,096
Impairment losses (4)	(825)	(941)	(872)
Operating profit (3)	1,667	1,138	2,224

Non-Core
Total income/(loss) (1)	269	(278)	435
Operating expenses (2)	(263)	(314)	(323)
Insurance net claims	-	61	(128)
Operating profit/(loss) before impairment losses (3)	6	(531)	(16)
Impairment losses (4)	(489)	(751)	(1,075)
Operating loss (3)	(483)	(1,282)	(1,091)

Total
Total income (1)	7,131	5,721	8,113
Operating expenses (2)	(3,984)	(3,644)	(4,121)
Insurance net claims	(649)	(529)	(912)
Operating profit before impairment losses (3)	2,498	1,548	3,080
Impairment losses (4)	(1,314)	(1,692)	(1,947)
Operating profit/(loss) (3)	1,184	(144)	1,133
Own credit adjustments	(2,456)	(472)	(560)
Asset Protection Scheme	(43)	(209)	(469)
Payment Protection Insurance costs	(125)	-	-
Sovereign debt impairment	-	(224)	-
Bank levy	-	(300)	-
Other items	36	(627)	(220)
Loss before tax	(1,404)	(1,976)	(116)

For definitions of the notes refer to page 8.

Results summary(continued)

	Quarter ended
Key metrics	31 March 2012	31 December 2011	31 March 2011

Performance ratios
Core
- Net interest margin	2.12%	2.07%	2.30%
- Cost:income ratio (5)	60%	62%	55%
- Return on equity	11.0%	7.6%	16.0%
- Adjusted earnings/(loss) per ordinary and B share from continuing operations	0.6p	(0.5p)	0.7p
- Adjusted earnings per ordinary and B share from continuing operations assuming a normalised tax rate of 24.5% (2011 - 26.5%)	1.2p	0.8p	1.5p
Non-Core
- Net interest margin	0.31%	0.42%	0.72%
- Cost:income ratio (5)	98%	nm	105%
Group
- Net interest margin	1.89%	1.84%	2.03%
- Cost:income ratio (5)	61%	70%	57%
Continuing operations
- Basic loss per ordinary and B share (6)	(1.4p)	(1.7p)	(0.5p)

nm = not meaningful

For definitions of the notes refer to page 8.

Results summary (continued)

	31 March 2012	31 December 2011	Change

Capital and balance sheet
Funded balance sheet (7)	£950bn	£977bn	(3%)
Total assets	£1,403bn	£1,507bn	(7%)
Loan:deposit ratio - Core (8)	93%	94%	(100bp)
Loan:deposit ratio - Group (8)	106%	108%	(200bp)
Risk-weighted assets - gross	£496bn	£508bn	(2%)
Benefit of Asset Protection Scheme (APS)	(£62bn)	(£69bn)	(10%)
Risk-weighted assets - net of APS	£434bn	£439bn	(1%)
Total equity	£75bn	£76bn	(1%)
Core Tier 1 ratio*	10.8%	10.6%	20bp
Tier 1 ratio	13.2%	13.0%	20bp
Risk elements in lending (REIL)	£40bn	£41bn	(2%)
REIL as a % of gross loans and advances (9)	8.6%	8.6%	-
Tier 1 leverage ratio (10)	16.3x	16.9x	(4%)
Tangible equity leverage ratio (11)	5.8%	5.7%	10bp
Tangible equity per ordinary and B share (12)	48.8p	50.1p	(3%)

* The benefit of APS in the Core Tier 1 ratio is 85bp at 31 March 2012 and 90bp at 31 December 2011.

Notes:

(1)	Excluding own credit adjustments, Asset Protection Scheme, gain on redemption of own debt, strategic disposals and RFS Holdings minority interest.
(2)
Excluding Payment Protection Insurance costs, amortisation of purchased intangible assets, integration and restructuring costs, bonus tax, bank levy, write-down of goodwill and other intangible assets and RFS Holdings minority interest.

(3)
Operating profit/(loss) before tax, own credit adjustments, Asset Protection Scheme, Payment Protection Insurance costs, sovereign debt impairment and related interest rate hedge adjustments, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, bank levy, write-down of goodwill and other intangible assets and RFS Holdings minority interest.

(4)	Excluding sovereign debt impairment and related interest rate hedge adjustments on impaired available-for-sale Greek government bonds.
(5)	Cost:income ratio is based on total income and operating expenses as defined in (1) and (2) above and after netting insurance claims against income.
(6)	Loss from continuing operations attributable to ordinary and B shareholders divided by the weighted average number of ordinary and B shares in issue. Refer to page 79.
(7)	Funded balance sheet represents total assets less derivatives.
(8)	Net of provisions, including disposal groups and excluding repurchase agreements.
(9)	Gross loans and advances to customers include disposal groups and exclude reverse repurchase agreements.
(10)	Tier 1 leverage ratio is total tangible assets (after netting derivatives) divided by Tier 1 capital.
(11)	Tangible equity leverage ratio is total tangible equity divided by total tangible assets (after netting derivatives).
(12)	Tangible equity per ordinary and B share is total tangible equity divided by the number of ordinary and B shares in issue.

Results summary - statutory

Highlights

•	Income of £5,176 million for Q1 2012.

•	Operating loss before tax of £1,404 million for Q1 2012.

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
	£m	£m	£m

Continuing operations
Total income	5,176	5,038	7,058
Operating expenses	(4,617)	(4,567)	(4,315)
Operating (loss)/profit before impairment losses	(90)	(58)	1,831
Impairment losses	(1,314)	(1,918)	(1,947)
Operating loss before tax	(1,404)	(1,976)	(116)
Loss attributable to ordinary and B shareholders	(1,524)	(1,798)	(528)

A reconciliation between statutory and managed view income statements is shown in Appendix 1 to this announcement.

Summary consolidated income statement
for the quarter ended 31 March 2012

In the income statement set out below, own credit adjustments, Asset Protection Scheme, Payment Protection Insurance costs, sovereign debt impairment, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, bank levy, interest rate hedge adjustments on impaired available-for-sale Greek government bonds, write-down of goodwill and other intangible assets and RFS Holdings minority interest are shown separately. In the statutory condensed consolidated income statement on page 63, these items are included in income and operating expenses as appropriate.

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
Core	£m	£m	£m

Net interest income	2,943	2,977	3,103

Non-interest income (excluding insurance net premium income)	2,981	2,050	3,564
Insurance net premium income	938	972	1,011

Non-interest income	3,919	3,022	4,575

Total income (1)	6,862	5,999	7,678
Operating expenses (2)	(3,721)	(3,330)	(3,798)

Profit before insurance net claims and impairment losses	3,141	2,669	3,880
Insurance net claims	(649)	(590)	(784)

Operating profit before impairment losses (3)	2,492	2,079	3,096
Impairment losses (4)	(825)	(941)	(872)

Operating profit (3)	1,667	1,138	2,224

Non-Core

Net interest income	64	99	199

Non-interest income (excluding insurance net premium income)	205	(386)	98
Insurance net premium income	-	9	138

Non-interest income	205	(377)	236

Total income/(loss) (1)	269	(278)	435
Operating expenses (2)	(263)	(314)	(323)

Profit/(loss) before insurance net claims and impairment losses	6	(592)	112
Insurance net claims	-	61	(128)

Operating profit/(loss) before impairment losses (3)	6	(531)	(16)
Impairment losses (4)	(489)	(751)	(1,075)

Operating loss (3)	(483)	(1,282)	(1,091)

For definitions of the notes refer to page 8.

Summary consolidated income statement
for the quarter ended 31 March 2012 (continued)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
Total	£m	£m	£m

Net interest income	3,007	3,076	3,302

Non-interest income (excluding insurance net premium income)	3,186	1,664	3,662
Insurance net premium income	938	981	1,149

Non-interest income	4,124	2,645	4,811

Total income (1)	7,131	5,721	8,113
Operating expenses (2)	(3,984)	(3,644)	(4,121)

Profit before insurance net claims and impairment losses	3,147	2,077	3,992
Insurance net claims	(649)	(529)	(912)

Operating profit before impairment losses (3)	2,498	1,548	3,080
Impairment losses (4)	(1,314)	(1,692)	(1,947)

Operating profit/(loss) (3)	1,184	(144)	1,133
Own credit adjustments	(2,456)	(472)	(560)
Asset Protection Scheme	(43)	(209)	(469)
Payment Protection Insurance costs	(125)	-	-
Sovereign debt impairment	-	(224)	-
Amortisation of purchased intangible assets	(48)	(53)	(44)
Integration and restructuring costs	(460)	(478)	(145)
Gain/(loss) on redemption of own debt	577	(1)	-
Strategic disposals	(8)	(82)	(23)
Bank levy	-	(300)	-
Write-down of goodwill and other intangible assets	-	(11)	-
Other items	(25)	(2)	(8)

Loss before tax	(1,404)	(1,976)	(116)
Tax (charge)/credit	(139)	186	(423)

Loss from continuing operations	(1,543)	(1,790)	(539)
Profit from discontinued operations, net of tax	5	10	10

Loss for the period	(1,538)	(1,780)	(529)
Non-controlling interests	14	(18)	1

Loss attributable to ordinary and B shareholders	(1,524)	(1,798)	(528)

For definitions of the notes refer to page 8.

Summary consolidated balance sheet
at 31 March 2012

	31 March 2012	31 December 2011
	£m	£m

Loans and advances to banks (1)	36,064	43,870
Loans and advances to customers (1)	440,406	454,112
Reverse repurchase agreements and stock borrowing	91,129	100,934
Debt securities and equity shares	213,534	224,263
Other assets (2)	168,534	154,070

Funded assets	949,667	977,249
Derivatives	453,354	529,618

Total assets	1,403,021	1,506,867

Bank deposits (3)	65,735	69,113
Customer deposits (3)	410,207	414,143
Repurchase agreements and stock lending	128,718	128,503
Debt securities in issue	142,943	162,621
Settlement balances and short positions	54,919	48,516
Subordinated liabilities	25,513	26,319
Other liabilities (2)	53,821	57,616

Liabilities excluding derivatives	881,856	906,831
Derivatives	446,534	523,983

Total liabilities	1,328,390	1,430,814
Owners' equity	73,416	74,819
Non-controlling interests	1,215	1,234

Total liabilities and equity	1,403,021	1,506,867

Memo: Tangible equity (4)	53,901	55,217

Notes:

(1)	Excluding reverse repurchase agreements and stock borrowing, and disposal groups.
(2)	Includes disposal groups (see page 84).
(3)	Excluding repurchase agreements and stock lending, and disposal groups.
(4)	Tangible equity is equity attributable to ordinary and B shareholders less intangible assets.

Analysis of results

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
Net interest income	£m	£m	£m

Net interest income (1)	3,008	3,082	3,289

Average interest-earning assets	641,369	664,613	658,578

Net interest margin
- Group	1.89%	1.84%	2.03%
- Retail & Commercial (2)	2.91%	2.90%	3.05%
- Non-Core	0.31%	0.42%	0.72%

Notes:

(1)	For further analysis and details of adjustments refer to page 69.
(2)	Retail & Commercial (R&C) comprises the UK Retail, UK Corporate, Wealth, International Banking, Ulster Bank and US Retail & Commercial divisions.

Key points

Q1 2012 compared with Q4 2011

•	Group net interest income decreased by £74 million, primarily reflecting the deleveraging of the Group's balance sheet. Core was down £38 million, Non-Core £36 million.

•
Retail & Commercial net interest margin (NIM) was 1 basis point higher, driven by modest widening of asset margins, partially mitigated by continuing pressure on deposit margins in the Core UK franchises.

•
Group NIM increased 5 basis points benefiting from lower funding and liquidity costs, as the expensive Credit Guarantee Scheme funding was repaid, and the run-off of the lower spread Non-Core book continued.

Q1 2012 compared with Q1 2011

•	Group NIM fell 14 basis points, reflecting the carrying cost of the liquidity portfolio and continuing pressure on liability margins.

Analysis of results (continued)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
Non-interest income	£m	£m	£m

Net fees and commissions	1,197	1,017	1,382
Income from trading activities	1,264	242	1,570
Other operating income	725	405	710

Non-interest income (excluding insurance net premium income)	3,186	1,664	3,662
Insurance net premium income	938	981	1,149

Total non-interest income	4,124	2,645	4,811

Key points

Q1 2012 compared with Q4 2011

•	Non-interest income increased by £1,479 million, 56%, primarily reflecting a strong seasonal bounce in trading income in Markets.

•	Non-Core non-interest income increased, with gains on disposals of £182 million compared with prior period losses of £36 million, along with lower fair-value write-downs.

Q1 2012 compared with Q1 2011

•
Non-interest income was 14% lower, largely as a result of decreased trading income in Markets, reflecting a less pronounced seasonal recovery in activity and lower investor confidence compared with the same period last year.

•	UK Retail fees and commissions fell as subdued consumer spending activity led to reduced transaction volumes. In addition, various Helpful Banking initiatives resulted in lower current account fees.

•	Insurance net premium income decreased by 18% driven by lower volumes written by Direct Line Group during 2011, reflecting the de-risking of the Motor book and the exit of certain business lines.

Analysis of results(continued)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
Operating expenses	£m	£m	£m

Staff expenses	2,221	1,781	2,320
Premises and equipment	550	575	556
Other	819	838	865

Administrative expenses	3,590	3,194	3,741
Depreciation and amortisation	394	450	380

Operating expenses	3,984	3,644	4,121

Insurance net claims	649	529	912

Staff costs as a % of total income	31%	31%	29%

Key points

Q1 2012 compared with Q4 2011

•	Group operating expenses increased 9%, driven by the variability of staff expense accruals tied to increased revenues in Markets.

•	R&C expenses increased by 5% largely reflecting the phasing of staff expense accruals and a litigation settlement of £88 million ($138 million) in US Retail & Commercial.

•	Insurance net claims were 23% higher primarily due to adverse weather experienced in the early part of Q1 2012.

Q1 2012 compared with Q1 2011

•
Group expenses declined 3% primarily driven by benefits from the Group cost reduction programme. Headcount declined by 1%, principally as a result of the restructuring of the Markets and International Banking businesses, and branch closures in the US.

•	Non-Core expenses fell by 19% reflecting the on-going run down of the division, including further business disposals and country exits.

•	Insurance net claims decreased by £263 million, driven by a combination of reduced exposure on Motor and the exit of certain business lines.

Analysis of results(continued)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
Impairment losses	£m	£m	£m

Loan impairment losses	1,295	1,654	1,898
Securities impairment losses	19	38	49

Group impairment losses	1,314	1,692	1,947

Loan impairment losses
- individually assessed	745	1,253	1,285
- collectively assessed	595	591	720
- latent	(57)	(190)	(107)

Customer loans	1,283	1,654	1,898
Bank loans	12	-	-

Loan impairment losses	1,295	1,654	1,898

Core	796	924	852
Non-Core	499	730	1,046

Group	1,295	1,654	1,898

Customer loan impairment charge as a % of gross loans and advances (1)
Group	1.1%	1.3%	1.5%
Core	0.8%	0.9%	0.8%
Non-Core	2.7%	3.7%	4.0%

Note:

(1)	Customer loan impairment charge as a percentage of gross customer loans and advances excluding reverse repurchase agreements and including disposal groups.

Key points

Q1 2012 compared with Q4 2011

•
Group loan impairment losses fell by £359 million or 22% driven by lower individual charges in Non-Core and improvement across Retail & Commercial businesses, with the exception of Ulster Bank. Ulster Bank continued to face challenging credit conditions.

•
UK Retail impairment losses fell by £36 million, largely driven by lower default levels and improved collections performance on the unsecured portfolio. UK Corporate impairments were lower than Q4 2011, which included a number of sizeable single-name provisions.

•
Total Ulster Bank (Core and Non-Core) loan impairments were £654 million compared with £570 million in Q4 2011, an increase of 15%, primarily driven by further deterioration in asset quality in the Core residential mortgage portfolio. Non-Core Ulster Bank impairments increased by 7% to £260 million.

Q1 2012 compared with Q1 2011

•	Group loan impairment losses decreased by £603 million or 32%, driven by a significant decrease in Non-Core, principally due to lower losses on the Ulster Bank portfolio.
•
R&C impairment losses, excluding Ulster Bank, were stable at £395 million, with improved credit conditions in UK Retail and US Retail & Commercial largely offset by lower provision releases in UK Corporate and International Banking.

•
Core and Non-Core Ulster Bank loan impairment losses fell from £1,294 million in Q1 2011 to £654 million in Q1 2012, although credit conditions in Ireland remain challenging with credit quality continuing to weaken over the period largely due to asset value deflation.

Analysis of results (continued)

	Quarter ended
	31 March 2012	31 December 2011	31 March 2011
One-off and other items	£m	£m	£m

Own credit adjustments*	(2,456)	(472)	(560)
Asset Protection Scheme	(43)	(209)	(469)
Payment Protection Insurance costs	(125)	-	-
Sovereign debt impairment (1)	-	(224)	-
Amortisation of purchased intangible assets	(48)	(53)	(44)
Integration and restructuring costs	(460)	(478)	(145)
Gain/(loss) on redemption of own debt	577	(1)	-
Strategic disposals**	(8)	(82)	(23)
Bank levy	-	(300)	-
Write-down of goodwill and other intangible assets	-	(11)	-
Other
- Bonus tax	-	-	(11)
- RFS Holdings minority interest	(25)	(2)	3

	(2,588)	(1,832)	(1,249)

* Own credit adjustments impact:
Income from trading activities	(1,009)	(272)	(266)
Other operating income	(1,447)	(200)	(294)

Own credit adjustments	(2,456)	(472)	(560)

**Strategic disposals
(Loss)/gain on sale and provision for loss on disposal of investments in:
- Global Merchant Services	-	-	47
- Goodwill relating to UK branch-based businesses	-	(80)	-
- Other	(8)	(2)	(70)

	(8)	(82)	(23)

Note:

(1)
In the second quarter of 2011, the Group recorded an impairment loss of £733 million in respect of its AFS portfolio of Greek government debt as a result of Greece's continuing fiscal difficulties. In the third and fourth quarters of 2011, additional impairment losses of £142 million and £224 million respectively were recorded. In Q1 2012, as part of private sector involvement in the Greek government bail-out, the vast majority of this portfolio was exchanged for Greek sovereign debt and European Financial Stability Facility notes; the Greek sovereign debt received in the exchange was sold.

Key points

Q1 2012 compared with Q4 2011

•	Significant tightening of the Group's credit spreads resulted in a charge of £2,456 million in relation to own credit adjustments, compared with a charge of £472 million in Q4 2011.
•
The Group recorded a gain of £577 million on the redemption of its own debt, following a liability management exercise as the Group exchanged £2.8 billion of new lower tier 2 (LT2) instruments for £3.4 billion of existing LT2 instruments.

•
Integration and restructuring costs totalled £460 million, driven by costs relating to business exits in Markets and International Banking, Group property exits, transfer of RBS NV activities to RBS plc, and further expenditure incurred in preparation for the divestment of Direct Line Group and the branch sale to Santander.

•
A charge of £43 million was taken in relation to the APS. The cumulative charge on APS now totals £2.5 billion, equal to the minimum fee payable. The Group plans to exit the APS, subject to the approval of the FSA, in the fourth quarter of 2012.

Analysis of results (continued)

Capital resources and ratios	31 March 2012	31 December 2011

Core Tier 1 capital	£47bn	£46bn
Tier 1 capital	£57bn	£57bn
Total capital	£61bn	£61bn
Risk-weighted assets
- gross	£496bn	£508bn
- benefit of Asset Protection Scheme	(£62bn)	(£69bn)
Risk-weighted assets	£434bn	£439bn
Core Tier 1 ratio (1)	10.8%	10.6%
Tier 1 ratio	13.2%	13.0%
Total capital ratio	14.0%	13.8%

Note:

(1)	The benefit of APS in the Core Tier 1 ratio is 85bp at 31 March 2012 and 90bp at 31 December 2011.

Key points

Q1 2012 compared with Q4 2011

•	The Group's capital ratios strengthened further, with the Core Tier 1 ratio increasing to 10.8%, driven by retained profits and a reduction of 2% in gross risk-weighted assets.

•	RWAs fell by £12 billion during the quarter to £496 billion, excluding the effect of the APS. Post-APS, RWAs were £5 billion lower.

Analysis of results (continued)

Balance sheet	31 March 2012	31 December 2011

Funded balance sheet (1)	£950bn	£977bn
Total assets	£1,403bn	£1,507bn
Loans and advances to customers (2)	£460bn	£474bn
Customer deposits (3)	£432bn	£437bn
Loan:deposit ratio - Core (4)	93%	94%
Loan:deposit ratio - Group (4)	106%	108%
Short-term wholesale funding	£80bn	£102bn
Wholesale funding	£234bn	£258bn
Liquidity portfolio	£153bn	£155bn

Notes:

(1)	Funded balance sheet represents total assets less derivatives.
(2)	Excluding reverse repurchase agreements and stock borrowing, and including disposal groups.
(3)	Excluding repurchase agreements and stock lending, and including disposal groups.
(4)
Net of provisions, including disposal groups and excluding repurchase agreements. Excluding disposal groups, the loan:deposit ratios of Core and Group at 31 March 2012 were 93% and 107% respectively (31 December 2011 - 94% and 110% respectively).

Key points

•	Group funded assets fell by £27 billion, driven by declines of £11 billion in Non-Core and £13 billion in Markets, as the Group continued to deleverage and to reduce capital-intensive assets.

•	Loans and advances to customers were £14 billion lower, principally reflecting accelerated customer repayments in International Banking and weak customer credit demand.

•
Customer deposits were £5 billion lower, principally reflecting seasonal movements in corporate balances. The Group loan:deposit ratio improved 200 basis points to 106% and the Core loan:deposit ratio also improved, by 100 basis points, to 93%.

•
The Group has maintained a robust liquidity position, with a liquidity portfolio of £153 billion (16% of funded assets) substantially exceeding outstanding short-term wholesale funding, which was reduced during the quarter by £23 billion to £80 billion.

Further analysis of the Group's liquidity and funding position is included on pages 95 to 100.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 May 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary